TD Bank Financial Group
TD Tower
66 Wellington Street West
Toronto, Ontario
M5K 1A2

April 7, 2006

VIA EDGAR AND UNITED PARCEL SERVICE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joyce A. Sweeney

Re:  The Toronto-Dominion Bank
Form 40-F for Fiscal Year Ended October 31, 2005
File No. 1-14446

Dear Ms. Sweeney:

Set forth below are responses to the comments contained in the letter of the Staff of the Commission to The Toronto-Dominion Bank (“TD”), dated March 7, 2006. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein and all references to currency are in Canadian dollars, unless otherwise noted.

Form 40-F
Consolidated Financial Statements

Note 27 - Reconciliation of Canadian and United States Generally Accepted Accounting Principles - page 106

General

1.
We note your disclosure on page 19 that credit services revenues increased due to inclusion of results from TD Banknorth, organic volume growth, and adjustments for reward programs included in prior year results. Please tell us the following regarding your credit card reward programs:

•	The nature of these reward programs;

In response to the Staff’s comments, TD has five credit card programs which offer cardholders rewards. However, the reward programs referred to in the Staff’s comment letter relate only to TD’s Gold Travel VISA credit card. Under this program, credit card holders are awarded “TD Points” under three scenarios:

(i)	Credit card purchases - 1 “TD Point” per dollar charged to the TD Gold Travel VISA for eligible purchases is awarded to the cardholder.
(ii)	Purchases via TD VISA Travel Rewards Centre - additional points are awarded for eligible purchases from the Travel Rewards Centre for cardholders.
(iii)	Initial Signup - consumers who signup for the TD Gold Travel VISA for the first time may receive “TD Points” for which no purchase was necessary.

Every 5,000 “TD Points” are eligible for $75 off the cost of travel arrangements made with the TD VISA Travel Rewards Centre. These terms have remained constant since the inception of the program. Cardholders are able to redeem their points within 90 days after canceling the card. After this time, they may no longer redeem any points. In addition, under the terms of the cardholder agreement, unused points begin to expire after 7 years or when cardholders have not earned any points within the prior 12 month period; however, TD has reserved the right (but is not required) to delay expiration.

For the information of the Staff, the TD Gold Travel VISA program had 164,379 active accounts as at October 31, 2005, an increase of 28,910 active accounts since October 31, 2004. As at October 31, 2005, the total number of gross points outstanding was 9.4 billion points. TD currently estimates the redemption rate for points issued to be 82%. In 2005, TD earned $125 million in revenues for the TD Gold Travel VISA program (2004 - $92 million) which included $6 million in commissions income (2004 - $5 million) from Carlson Marketing Group (refer to the next response for more information on Carlson). TD also incurred $58 million in costs to issue points (2004 - $73 million). As at October 31, 2005, TD had a $76 million accrued liability for the rewards program (October 31, 2004 - $58 million).

•	The nature and terms of any incentives provided to or received from customers or strategic alliance partners;

In response to the Staff’s comments, the incentives provided to TD Gold Travel VISA cardholders is that every 5,000 “TD Points” accumulated may be redeemed for $75 off the cost of travel arrangements made with the TD VISA Travel Rewards Centre. Travel arrangements may include flights, hotels, car rentals, cruises, holiday packages and personal business travel.

Additional incentives offered to cardholders as part of the $120 annual credit card fee are as follows:
•	Auto rental collision/loss damage insurance
•	Emergency travel assistance services
•	Delayed and lost baggage insurance
•	Common carrier travel accident insurance
•	No-fee travelers cheques
•	Purchase security and extended warranty protection
•	Free CardAssist card registry
•	Budget Rent A Car preferred rates

For the information of the Staff, the TD VISA Travel Rewards Centre is operated by representatives from Carlson Marketing Group. When points are redeemed by cardholders, TD receives all commissions paid by travel suppliers for qualified, commissionable travel. In fiscal 2005, TD earned approximately $6 million in commission income from Carlson Marketing Group; TD also paid the Carlson Marketing Group a monthly fixed fee, a fee per booking and a fee per call in aggregate totaling approximately $14 million.

•	How you account for these reward programs on a US GAAP basis;

In response to the Staff’s comments, for “TD Points” awarded based on the cardholders’ monthly credit card balance (which would include purchases made from the Travel Centre), TD recognizes an accrued liability for US GAAP purposes when a “TD Point” is earned by the cardholder. The amount of the accrued liability is based on an estimate of the expected cardholder redemption rate. As at October 31, 2005 TD assumed an 82% redemption rate which was applied to the gross amount of points outstanding.

For points awarded upon initial signup of the credit card, where no purchase was necessary, TD defers and amortizes the costs associated with these points over a 5 year period. As at October 31, 2005 the obligation being amortized was $10 million with the amortization expense recorded during the year ended October 31, 2005 amounting to $2.5 million. General industry experience indicates that the average life of a card is approximately 10 years, however since the TD Gold Travel VISA is only 10 years old itself, TD believes it would be unreasonable to defer these points over a 10 year period, until TD’s own experience supports a longer period. As TD collects additional historical experience about the TD Gold Travel VISA, TD will re-assess this amortization period.

In both the above scenarios, TD records the expense as contra-revenue, netted against credit fees in other income.

•	Cite the specific US GAAP authoritative literature upon which you rely for this treatment;

In response to the Staff’s comments, TD has relied upon the following US GAAP literature for its accounting polices on reward programs:
•
EITF 00-22. TD believes that the TD Gold Travel VISA meets the criteria for discussion under Issue 4. However, since no consensus was reached in EITF 00-22 on Issue 4 and further discussion was discontinued, TD has looked to other US GAAP pronouncements. TD did note that EITF 00-22 makes reference to using a systematic and rational allocation of the cost of honoring rebates/refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate/refund. TD has analogized to this guidance for support of its treatment for points issued upon initiation of credit cards.

•
EITF 01-9. TD refers to this EITF for informational purposes, but believes it does not qualify for accounting treatment under EITF 01-9 since this EITF does not address the accounting for offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions or remained a customer for a specific period of time.

•
FAS 5. TD refers to this to support its treatment on whether to recognize the expense and liability for “TD Points”. In particular, paragraph 8 states that a liability should be recognized when it is probable it has been incurred and it can be reasonably estimated. TD meets the criteria for recording the liability since it assumes an estimated point redemption rate of 82% which was calculated using regression analysis.

•	Whether there are any significant differences between how you account for these programs on a Canadian GAAP and an US GAAP basis;

TD believes there are no material differences between the accounting for this reward program under Canadian GAAP and US GAAP.

•	The nature, amount and reason for the adjustments for reward programs included in prior year results; and

In response to the Staff’s comments, TD’s adjustment in the prior year related to the TD Gold Travel VISA credit card. The TD Gold Travel VISA was launched in 1995, and at that point the redemption rate was unknown as no TD specific historical data existed for the card. As a result, based on industry experience an accrual rate of 65% was used. In 2002, TD found studies which reported that redemption rates were rising, and as such raised its accrual rate to 70% based on a combination of historical experience on the Gold Travel VISA and industry experience. In fiscal 2004, based on a study undertaken by Carlson Marketing Group which was performed specifically for TD, it was determined that the actual redemption rate was greater than 70%. As a result, TD increased its assumption for the redemption rate to 82% based on regression analysis. The regression analysis was completed by TD’s Personal Lending Risk Management group, and the 82% redemption rate represents the peak redemption rate in 1999. The increase in the redemption rate estimate resulted in an additional $34 million recorded as an accrued liability in fiscal 2004.

For the information of the Staff, TD reviews the actual redemption rates of the “TD Points” on a quarterly basis in order to ensure that the 82% assumption continues to be reasonable.

In addition to the adjustment above, a further $6 million increase to the accrued liability was recorded as at October 31, 2004. This adjustment represented a one-time adjustment for the amortization of “TD points” received upon the initial enrollment of the Gold Travel VISA credit card. Prior to the year ended October 31, 2004, TD did not amortize these reward points. TD considered this adjustment immaterial.

•	Quantify the impact on your Canadian and US GAAP results of operations from offering the reward programs.

In response to the Staff’s comments, TD was impacted by the TD Gold Travel VISA program as follows:
•	The income statement impact for the year ended October 31, 2005 was $9.7 million in net income after taxes (for the year ended October 31, 2004 - $17.6 million net loss after taxes).
•	On the balance sheet, there was a $75.5 million liability for the reward program as at October 31, 2005 (as at October 31, 2004 - $58.4 million).

Further details of these amounts are in the tables below:

Net Income
(in millions of $CDN)

	For the year ended
	Oct. 31, 2005	Oct. 31, 2004

Revenues
Card revenues	$118.9	$86.8
Commissions earned from Carlson	5.9	5.0
Expenses
Cost to issue points	58.1	72.7
Fees paid to Carlson	13.8	11.4
Other costs	43.2	25.3
Net Income (Loss) After-Tax	$9.7	$(17.6)

Liability Reconciliation
(in millions of $CDN)

	As at
	Oct. 31, 2005	Oct. 31, 2004
Opening Liability	$58.4	$5.9
Adjustment for increase in redemption estimate	-	33.7
Increase in liability due to points issued in year[1]	65.4	50.6
Redemption of points	(50.8)	(38.9)
Increase in liability for points amortization (1 time top up)	-	5.8
Amortization	2.5	1.3
Closing liability	$75.5	$58.4
1 Includes a liability for business credit card holders enrolled in the Gold Travel VISA rewards program. As at October 31, 2005 a $7.3 million liability existed for the business credit card holders enrolled in the rewards program (as at October 31, 2004 - $11.6 million).

2.
We note that you generated $826 million in net insurance revenues on a Canadian GAAP basis for the fiscal year ended October 31, 2005. Please tell us the following with respect to your US GAAP basis of accounting for insurance activities for the fiscal year ended October 31, 2005:

•	Separately quantify the amount of gross revenues recognized on a US GAAP basis from underwriting insurance products and from acting as a broker or agent selling products;

In response to the Staff’s comments, TD has 2 primary businesses which generate insurance revenues; TD Meloche Monnex and TD Reinsurance. The net insurance revenues for TD’s other lines of business are not significant. The gross revenues recognized on a US GAAP basis from underwriting insurance products and from acting as a broker or agent selling products are the same as Canadian GAAP. Details of the gross insurance revenues are below:

Gross Insurance Revenues
(in millions of $CDN)
For the year ended
Total Oct. 31, 2005
Underwriting Activities	$2,031
Broker/Agent Activities	50
$2,081

•	Quantify the amount of claims expense;

In response to the Staff’s comment, TD incurred $1,255 million in claims expense in fiscal year ended October 31, 2005.

•	Your accounting policies for recognizing revenues, claims expense, and liabilities for your different insurance activities;

In response to the Staff’s comments, the following are the accounting policies for TD’s insurance activities:

TD Meloche Monnex

Net earned premiums: TD Meloche Monnex’s primary business is to provide home and auto insurance directly to policy holders in Canada. Net written premiums are taken into income as earned on a pro rata basis over the terms of the polices. Unearned premiums and ceded unearned premiums recorded on the balance sheet represent the portion of net written premiums that pertain to the unexpired term of the policies in force.

Losses & loss adjustment expenses: These are charged to income as they are incurred.

Provision for unpaid claims: Losses and loss adjustment expenses are charged to income as they are incurred. The provision for unpaid claims, which includes loss adjustment expenses also includes an additional amount based upon estimates for losses incurred but not yet reported. The liability is discounted and makes explicit provision for adverse deviation.

The provision for unpaid claims is determined by TD Meloche Monnex’s appointed actuary. The provision for unpaid claims is discounted at 4.2% (as at October 31, 2005) using best estimates of underlying claim settlement patterns. The liability is increased by a provision for the potential impact of adverse deviation within its provision for unpaid claims. Final claim payments may differ from the estimated provision. As such any adjustments to the provision are reflected in the results for the period during which the adjustments are made.

TD Reinsurance

Premium income: Premiums are recognized on a monthly pro rata basis over the terms of the policies. Policy acquisition costs are deferred and charged to expense in proportion to premiums earned. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Commission income: The TD Reinsurance business reinsures life insurance policies written by third party life insurers on both a co-insurance basis and on a modified co-insurance basis. TD Reinsurance in turn cedes the risk associated with some of these policies to third party insurers on a modified co-insurance basis. Commission income comprises reinsurance commissions and commissions resulting from the ceding of risk under policies of various unrelated insurers. Reinsurance commissions arising from the ceding of direct premiums are deferred and included in income on a pro rata basis over the contract period of the respective premiums. Reinsurance allowances are taken into income immediately.

Claims expense: Claims are charged to income as they are incurred.

Provision for unpaid claims: Active life reserves are held at TD Reinsurance, and are determined using the Canadian Asset Liability Method. This represents the amount which, together with future premium and investment income, will be sufficient to meet all future benefits and expenses. The computation of actuarial liabilities involves the use of assumptions for mortality and morbidity rates, future investment yields, expense levels and rates of surrender. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities a margin is added to each assumption. If estimates of future conditions change throughout the life of a policy, the present value of those changes is recognized in income immediately. Life reserves are recorded net of reinsurance.

•	Cite the specific US GAAP authoritative literature upon which you rely for this treatment;

For TD’s insurance activities, TD believes the differences between Canadian GAAP and US GAAP are not material. As a result, TD uses Canadian GAAP as the basis for its insurance accounting, however it refers to the following US authoritative literature to assess the significance of US/Canadian GAAP differences:
•	FAS 60
•	FAS 97
•	FAS 113
•	FAS 120

•
Describe and quantify the significant differences between your Canadian GAAP and US GAAP basis net income and balance sheet related to underwriting, selling insurance products, and reinsurance activities.

TD Meloche Monnex
For TD Meloche Monnex’s insurance activities, TD believes the differences between Canadian GAAP and US GAAP are not material. Canadian GAAP requires that entities discount the provision for unpaid claims based on best estimates of underlying claim settlement patterns. US GAAP does not permit this discounting as the underlying claims settlement pattern is uncertain. However, this difference is offset by the Canadian GAAP requirement that an entity include a provision for the potential impact of adverse deviation within its provision for unpaid claims. US GAAP does not permit a provision for adverse deviation. As at October 31, 2005, the net US/Canadian GAAP difference due to the above was a $17.6 million increase in Canadian GAAP liabilities (October 31, 2004 - $15.8 million) and a $1.8 million decrease in Canadian GAAP income as compared with US GAAP income in 2005 (2004 - $12.2 million decrease). We did not report these items as GAAP differences since we do not consider these amounts to be material.

TD Reinsurance
For TD Reinsurance’s third party reinsurance activities, TD believes the differences between Canadian GAAP and US GAAP are not material.

Canadian GAAP requires that TD recognize life insurance revenues and actuarial liability expenses using the Canadian Asset Liability Method. In the case of TD Reinsurance’s contracts, revenue is collected on a pro rata basis over the term of each contract. In addition, the mortality rates on the contracts are low and excess risk is reinsured. As a consequence, the application of the Canadian Asset and Liability Method to TD Reinsurance’s policies results in the recognition of TD Reinsurance’s revenues and expenses on a pro rata basis over the term of the insurance contract. As US GAAP also requires that the insurance revenue be recognized on a pro rata basis over the term of the policy and that the expense is recognized as a function of revenue, TD believes that the pattern of profit recognition is primarily the same under US and Canadian GAAP, and thus differences are not material.

From a balance sheet presentation perspective, under US GAAP where the transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. In contrast, under Canadian GAAP, where the transfer of risk has occurred, the reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities. As at October 31, 2005, TD Reinsurance ceded its insurance risk primarily using modified co-insurance reinsurance contracts. As these contracts are settled on a net basis, the liability for claims is not transferred to the assuming company and accordingly there is no significant US/Canadian GAAP difference related to the balance sheet presentation of the actuarial liabilities.

(d) Derivative Instruments and Hedging Activities, page 108

3.
For each type of derivative held for non-trading purposes, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

	•	The nature and terms of the hedged item or transaction;
	•	The nature and terms of the derivative instruments;
	•	The specific documented risk being hedged;
	•	The type of SFAS 133 hedge (fair value, cash flow, etc.); and
	•	The quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

In response to the Staff’s comments, TD holds derivatives for non-trading purposes that qualify for hedge accounting treatment under SFAS 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Prior to applying the hedge accounting methodology the Bank ensures that it is compliant with all of the requirements as laid out in SFAS 133. The Bank employs fair value hedge accounting in strategies where it is hedging the changes in the fair value of assets, liabilities or firm commitments. Cash flow hedge accounting is used for those hedging strategies in which the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions. The following response describes how the Bank complies with paragraphs 20, 21, 28 and 29 of SFAS 133 for each of its hedging strategies. A summary of the key components of the programs is attached in tabular form at the end of this response.

1)	Fixed Rate Mortgages

The Bank hedges a specified percentage of portfolios of its fixed rate mortgages to protect their fair values against a change in the benchmark interest rates. The Canadian benchmark interest rate is the Bankers Acceptance rate (“BA”). The strategy qualifies for fair value hedge accounting under paragraphs 20 and 21 of SFAS 133. The hedged item is a portfolio of similar fixed rate mortgages. The mortgages have been subjected to statistical testing to ensure that they are homogeneous and thus eligible for portfolio hedging under SFAS 133. Using this analysis, we have determined that mortgages meet the homogeneity tests in paragraph 21(a)(1) of SFAS 133 when they: 1) have a fixed rate that is within a specific range [the maximum range depends on the duration of the mortgages in the portfolio] 2) have a maturity date within a 3 month time band (fiscal quarters) 3) originate within a 3 month time band (fiscal quarters) and 4) are expected to have similar prepayment behavior. The hedging instrument is a pay fixed and receive float BA rate interest rate swap. The Bank assesses prospective hedge effectiveness by calculating the change in the fair value of the hedged item for a 100 basis point shift in the Canadian yield curve (both up and down) and comparing that to the change in the fair value of the derivative hedging instrument for the same yield curve shock. If the change in the fair value of the hedging instrument (due to the 100 basis point shock) as a percentage of the change in the fair value of the hedged item (due to the same 100 basis point shock) is between 80% and 125% than the hedging relationship is deemed to be effective. At each quarter end the hedged item and the hedging instrument are fair valued based on changes in the BA rate and the two changes are proven to offset within an 80% to 125% tolerance.

2)	Investment Certificates With Embedded Optionality

The Bank has a portfolio of deposit liabilities including guaranteed investment certificates that it offers to its customers in the normal course of business. Some of these instruments have an embedded option that allows the customer to exercise or cash in the investment prior to its stated maturity at their discretion. As a result the fair value of these instruments is exposed to changes in the Canadian benchmark interest rate. The Bank hedges this exposure by designating a swaption to pay fixed and receive float against a specified percentage of the interest rate options embedded in a homogenous pool of cashable deposits or investment certificates in a fair value hedge. In order to construct a homogenous pool the Bank combines all investment certificates containing the embedded option issued within the same calendar month with the same posted rate in a pool. The investment certificates are subject to interest rate volatility testing (i.e. a 100 basis point yield curve shock) to ensure that each item in the pool reacted to the change in interest rates in the same manner as the pool as a whole. The Bank expects the hedging relationship to be effective prospectively because the purchased swaption matches the embedded option in the hedged item perfectly. The change in the fair value of the embedded options within the hedged item due to changes in interest rates will be matched and offset by the change in fair value of the purchased swaption due to changes in interest rates. Retrospective hedge effectiveness is demonstrated through the use of the cumulative dollar offset approach. A calculation is done that shows the change in the fair value of the hedged item due to changes in interest rates is within 80% to 125% of the change in fair value of the hedging instrument due to changes in interest rates. At each quarter end the hedged item and the hedging instrument are fair valued based on changes in the BA rate and the two changes are proven to offset within an 80% to 125% tolerance.

3)	Prime Based Floating Rate Assets

The Bank has a portfolio of floating rate loans issued to its customers that are based on the Prime rate. In order to hedge the variability of cash flows on the interest payments received the Bank executes a cash flow hedge against a specified percentage of the Bank’s prime-indexed loan portfolio. The Bank uses three different derivative instruments as hedging instruments within this overall strategy. The Bank uses 1) receive fixed pay float (BA) interest rate swaps 2) options to receive fixed and pay float (BA) interest swaps and 3) receive fixed and pay float (BA) forward rate agreements. Prospective and retrospective effectiveness is demonstrated by the use of regression in all three cases. The prime rate and 1 month BA rate are shown to be highly correlated based on historical data. The correlation and R-squared tests are conducted on a weekly basis. The Bank also calculates the T, F and slope statistics periodically in order to assess the statistical reliability of the regression. The Bank therefore complies with SFAS 133 in that the change in cash flows on prime based loans is offset by the change in cash flows from the hedging instrument when interest rates change in all three approaches. Furthermore, the Bank monitors capacity to ensure that the amount of Prime based loans outstanding always exceeds the notional amount of derivatives designated against them in cash flow hedges. The Bank follows the first-payments-received technique as described in DIG Issue G25 to identify the hedged item.

4)	Foreign Currency Denominated Net Investments

The Bank is a multi-national organization with investments in subsidiaries with functional currencies other than the Bank’s functional currency [Canadian dollars]. In order to protect the Bank’s net investment in its foreign operations from adverse changes in foreign exchange rates the Bank enters into certain hedging arrangements. These particular hedges qualify as net investment hedges under SFAS 133. The hedged item is a specified percentage of the foreign currency denominated net investment. Each quarter the Bank reassesses the portion of the net investment being hedged. The Bank uses foreign exchange forward contracts to sell the foreign currency and, to the extent available, foreign currency denominated on balance sheet liabilities as the hedging instruments. When forward contracts are used, hedge effectiveness is assessed based on changes in forward rates, on an after tax basis, of the forward contract and the foreign currency denominated investment. When on balance sheet liabilities are used, effectiveness is based on changes in spot rates. No ineffectiveness is expected to exist on a prospective basis because 1) the notional amount of the derivative hedging instrument matches the portion of the net investment being hedged and 2) the hedging instrument’s underlying exchange rate is the exchange rate between the hedged net investment and Canadian dollars. On a retrospective basis the Bank ensures that the hedged portion is equal to the ratio of the notional value of the forward contract to the foreign denominated net investment at the end of the quarter pursuant to DIG Issue H7 of SFAS 133.

5)	Foreign Currency Denominated Held To Maturity Investments

Certain of the Bank’s foreign operations are considered to be fully integrated operations and accordingly share the same functional currency as the Bank [Canadian dollars]. As such, all investments held and liabilities incurred by these operations are translated to Canadian dollars at period end spot rates with changes in the carrying value of the investments recorded in income currently. Where these operations hold foreign currency denominated investments the Bank is exposed to the foreign exchange price risk. The Bank hedges this risk by entering into forward contracts to eliminate foreign exchange risk on the principal and interest cash flows from the foreign currency denominated investments. All investments in question are classified as held to maturity under SFAS 115 Accounting for Certain Investments in Debt and Equity Securities. Under paragraph 29 of SFAS 133 these are eligible hedged items in a hedge of foreign exchange risk. This strategy qualifies under SFAS 133 as a foreign exchange cash flow hedge of an anticipated transaction. The Bank knows that the forecasted transactions will occur as these investments are held to their maturity and also based on historical precedents with identical transactions under this strategy. As the currency, amount and timing of the expected principal and interest cash flows on the hedged item match identically with the currency, amount and timing of the cash flows from the forward, no ineffectiveness exists in the hedging relationship and, accordingly, the Bank employs the critical terms method of assessing effectiveness, both prospectively and retrospectively, for this strategy. The Bank proactively reviews the critical terms at each quarter end to ensure that there have been no changes. Further, because the assessment of hedge effectiveness in a cash flow hedge involves assessing the likelihood of the counterparty’s compliance with the contractual terms of the derivative designated as the hedging instrument we also assess whether there have been developments regarding the risk of counterparty default.

6)	Foreign Currency Denominated Payments Pursuant To A Transaction Servicing Agreement

Pursuant to an acquisition by one of the Bank’s principal subsidiaries of a business from a competitor the vendor agreed to continue to provide certain transaction and back office process support to the acquired business for a specified period of time. Under the terms of the servicing agreement the Bank’s subsidiary agreed to pay for those services in a non-functional currency. As a result the Bank is exposed to adverse movements in the exchange rate between the non-functional currency payments and the functional currency of the Bank. In order to eliminate this risk the Bank entered into a foreign exchange cash flow hedge of an anticipated stream of payments. The hedged item is the forecasted non-functional currency payments to be made to the service provider pursuant to the services agreement. The hedging instrument is a series of forward contracts whereby the Bank will purchase US dollars and sell Canadian dollars. The agreement is for a specified period and contains nonperformance damages clauses. Accordingly, the Bank is confident that the anticipated transactions will occur. Prospective and retrospective hedge effectiveness is assessed using the critical terms methodology. As the critical terms (currency, amount and timing) of the forward contract and the forecasted transaction match identically no ineffectiveness will exist in the hedging relationship. Further, because the assessment of hedge effectiveness in a cash flow hedge involves assessing the likelihood of the counterparty’s compliance with the contractual terms of the derivative designated as the hedging instrument we also assess whether there have been developments regarding the risk of counterparty default.

7)	Fixed Rate Subordinated Debt Issuances

From time to time the Bank will issue fixed rate subordinated debt as a source of funding for general purposes. The fair value of the subordinated debt is exposed to changes in the benchmark interest rate. As a result the Bank will generally execute a receive fixed and pay float interest rate swap to mitigate the exposure to changes in the benchmark rate. This strategy qualifies as a fair value hedge under paragraphs 20 and 21 of SFAS 133. As the issuance of subordinated debt by the Bank is a non-routine activity the Bank is able to structure the terms of the hedging instrument and hedged item such that it qualifies for the short-cut hedge effectiveness assessment technique under paragraph 68 of SFAS 133. At the inception of the deal the Bank ensures that it is in compliance with each of the criteria in paragraph 68 by having the accounting personnel work with the personnel designing the subordinated debt issuance. A new swap is executed for each subordinated debt issuance to ensure that the fair value of the hedging instrument is zero at inception. The notional amount of the swap matches the percentage of the principal amount of subordinated debt being issued that is being hedged. The swap is designed such that the fixed rate is the same throughout the term and the variable rate is based on the same index and includes the same constant adjustment or no adjustment. Accounting personnel review the terms of the subordinated debt to ensure that there is no holder prepayment option in the debt. Each of the criteria described in paragraph 68 of SFAS 133 are replicated in the hedge documentation and compliance with each term is noted contemporaneously with deal execution.

8)	Executive Compensation Units

The Bank operates various stock-based compensation plans. Certain of these plans are eligible for cash flow hedge accounting under the rules of SFAS 133. The objective of the hedge is for the Bank to protect itself against changes in the cash flows expected to be paid to certain employees under these plans. The hedged item is a specific compensation unit known as a restricted share unit (“RSU”). The RSU vests and matures 3 years after it is awarded. At maturity the employee is paid cash equal to the number of units times the average Bank stock price on the 20 preceding trading days. A RSU is economically the same as a Bank share however, an employee does not receive dividends on RSUs. One-twentieth of the hedge is unwound on each day prior to maturity to ensure that there is no ineffectiveness caused by the averaging period. The hedging instrument is a cash settled equity forward contract. The settlement mechanism for the equity forward contract perfectly matches the averaging mechanism. Accordingly, the Bank expects the hedge to be perfectly effective based on the fact that the critical terms of the hedging instrument match the critical terms of the hedged item. As the Bank share price changes, the amount due to the employee at maturity changes by a matching amount. Similarly the intrinsic value of the hedging instrument will change by the matching amount. That is since the number of units and the maturity of the executive compensation grants are equal to the underlying details of the equity forward contract the Bank has met the requirements of SFAS 133 and there is no ineffectiveness.

9)	LIBOR Based Floating Rate Commercial Loans

The objective of this hedge is to eliminate the variability of cash flows in interest payments and the related interest rate exposure to changes in the monthly interest receipts on a group of 1-month LIBOR-indexed variable-rate commercial loans. This is accomplished by entering into an interest rate swap by which the Bank receives a fixed rate and pays a variable rate based on 1-month LIBOR. This qualifies as a cash flow hedge under paragraphs 28 and 29 of SFAS 133. Based on prospective and retrospective regression analysis the pay variable rate leg of the swap offsets the receive variable rate of the loans. On a monthly basis the Bank performs a regression which shows that LIBOR rates on the swap are highly correlated with the average LIBOR rate from the prior 30-day rate received on the hedged loans. Based on this analysis the Bank has proven that this hedging relationship effectively converts the variable rate loans to fixed rate instruments and accomplishes the hedge objective to lock in fixed interest cash flows and that it is compliant with the requirements of SFAS 133.

10)	Prime Based Floating Rate Assets

The objective of this hedge is to eliminate the variability of overall cash flows in interest payments to changes in the monthly interest receipts on a group of US Prime plus 0%-indexed (Prime-indexed) variable-rate Home Equity Lines of Credit. This is accomplished by entering into an interest rate swap where the Bank receives a fixed rate and pays a variable rate based on average H15 Prime plus 0% (Average Prime). This qualifies as a cash flow hedge under DIG Issue G25. Based on prospective and retrospective regression analysis the pay variable rate leg of the swap offsets the receive variable rate of the loans. On a monthly basis the Bank performs a regression analysis which shows that US Prime rates on the swap are highly correlated with the Average US Prime rate from the prior month average rate received on the hedged items. Based on this analysis the Bank has demonstrated that this hedging relationship effectively converts the variable rate loans to fixed rate instruments and accomplishes the hedge objective to lock in fixed interest cash flows and that it is compliant with the requirements of SFAS 133.

11)	Non-Functional Currency Fixed Rate Subordinated Debt Issuance

A subsidiary of the Bank that has the US dollar as its functional currency issued fixed rate subordinated debt denominated in Canadian dollars. As a result, the subsidiary is exposed to adverse movements in the exchange rate between the non-functional currency payments and the functional currency of the subsidiary. In order to mitigate this exposure the subsidiary entered into a qualifying foreign currency cash flow hedge under SFAS 133. The objective of the hedging relationship is to hedge the changes in the cash flows, related to changes in the Canadian/US exchange rates, of the issuance of Canadian denominated subordinated debt for the first 12 years of the 17 year term in order to fix the functional currency cash flows for the subsidiary [US dollars]. The subsidiary has the option to call the debt at par after the first 12 years. The subsidiary entered into a 12 year receive fixed Canadian dollar and pay fixed US dollar cross-currency swap with exchange of notionals at the start date and the termination date. Prospective hedge effectiveness assessments are performed on a quarterly basis. Since the critical terms of the derivative and the hedged item are identical (timing and amount of all foreign exchange cash flows), the change in value of the derivative completely offsets the changes in the hedged cash flows. Accordingly, there is no ineffectiveness in the hedging relationship. Further, because the assessment of hedge effectiveness in a cash flow hedge involves assessing the likelihood of the counterparty’s compliance with the contractual terms of the derivative designated as the hedging instrument we also assess whether there have been developments regarding the risk of counterparty default.

The following table summarizes the components of each of the Bank’s hedging relationships where hedge accounting is applied and outlines why the Bank has determined that they qualify for hedge accounting treatment under paragraphs 20, 21, 28 and 20 of SFAS 133.

Hedged Item	Derivative instruments	Specific documented risk being hedged	Type of SFAS 133 hedge	Quantitative assessment of effectiveness prospective	Quantitative assessment of effectiveness retroactive
Specified percentage of a pool of homogeneous fixed rate mortgages	Pay fixed & receive float Bankers Acceptance (“BA”) interest rate swaps	Change in fair value of hedged item due to changes in Canadian benchmark interest rates	Fair value	Change in fair value of the hedged item for a 100bps parallel shift in the Canadian yield curve is shown to be equal to the change in fair value of the derivative	Change in value of derivative divided by change in value of hedged item shown to be between 80% and 125%

Hedged Item	Derivative instruments	Specific documented risk being hedged	Type of SFAS 133 hedge	Quantitative assessment of effectiveness prospective	Quantitative assessment of effectiveness retroactive
Specified percentage of options embedded in a pool of homogeneous cashable deposits (i.e. Investment Certificates that contain an embedded option to cash in early)	Swaption to pay fixed and receive float	Change in fair value of hedged item due to changes in Canadian benchmark interest rates	Fair value	Change in fair value of the hedged item for a 100bps parallel shift in the Canadian yield curve is shown to be equal to the change in fair value of the derivative	Change in value of derivative divided by change in value of hedged item shown to be between 80% and 125%
Prime based floating rate assets	Receive fixed & pay float (BA) interest rate swaps	Eliminate the variability of cash flows on interest payments received on a specified percentage of a portfolio of float rate loans	Cash flow	Regression: Correlation of prime against 1-month BA rates and calculation of R-squared statistic. Periodic calculation of T, F and slope statistics	Regression: Correlation of prime against 1-month BA rates and calculation of R-squared statistic. Periodic calculation of T, F and slope statistics
Prime based floating rate assets	Option to receive fixed & pay float (BA) interest rate swaps	Eliminate the variability of cash flows on interest payments received on a specified percentage of a portfolio of float rate loans in the event of declining interest rates	Cash flow	Regression: Correlation of prime against 1-month BA rates and calculation of R-squared statistic Periodic calculation of T, F and slope statistics	Regression: Correlation of prime against 1-month BA rates and calculation of R-squared statistic Periodic calculation of T, F and slope statistics
Prime based floating rate assets	Receive fixed & pay float (BA) forward rate agreements	Eliminate the variability of cash flows on interest payments received on a specified percentage of a portfolio of float rate loans	Cash flow	Regression: Correlation of prime against 1-month BA rates and calculation of R-squared statistic Periodic calculation of T, F and slope statistics	Regression: Correlation of prime against 1-month BA rates and calculation of R-squared statistic Periodic calculation of T, F and slope statistics

Hedged Item	Derivative instruments	Specific documented risk being hedged	Type of SFAS 133 hedge	Quantitative assessment of effectiveness prospective	Quantitative assessment of effectiveness retroactive
Specified foreign currency denominated self sustaining net investments	FX forward contracts & USD on-balance sheet liabilities	Protect the initial net investment in foreign operations from changes in FX rates	Net investment hedge	Proportion of on-Balance sheet investments hedged is equal to the notional of FX forward contracts and specifically designated on balance sheet liabilities, on an after tax basis	Critical terms match method based on changes in forward rates under DIG H8 where using FX forward contract as hedging instrument Based on changes in spot rate where using on-balance sheet liabilities
Interest and principal cash flows arising from foreign currency denominated held to maturity investments owned by an integrated subsidiary	FX forward contracts	FX risk associated with principal and interest cash flows on foreign currency denominated investments	FX Cash flow hedge	Currency, amount, and timing of expected principal and cash flows from investments equal to currency amount and timing of FX forward contract cash flows	Critical terms matching
Specified portion of expected foreign currency cash payment under transaction servicing agreement	FX forward contract	Hedge FX risk associated with anticipated non-functional currency payments	FX Cash flow hedge	Currency, amount and timing of the specified portion of payments under the servicing agreement equal to the currency, amount and timing of FX forward contract cash flows	Critical terms matching

Hedged Item	Derivative instruments	Specific documented risk being hedged	Type of SFAS 133 hedge	Quantitative assessment of effectiveness prospective	Quantitative assessment of effectiveness retroactive
Bank issued fixed rate sub-ordinated debt	Receive fixed and pay float interest rate swaps	Change in fair value of hedged item due to changes in benchmark interest rates	Fair value	The terms of the derivative exactly match the terms of the hedged item	Short-cut
Unvested executive compensation units in accordance with DIG G1	Cash settled equity forward contracts	Change in expected cash flows to be paid to employees under executive compensation awards	Cash flow	Number of units and maturity of executive compensation grants equal to underlying details of equity forward contract	Critical terms matching
LIBOR based floating rate assets	Receive fixed & pay float (LIBOR) interest rate swaps	Eliminate the variability of cash flows on interest payments received on a specified percentage of a portfolio of float rate loans	Cash flow	Regression: Correlation of 1 month LIBOR hypothetical loan portfolio against 1 month LIBOR swap rate changes and calculation of R-squared statistic	Regression: Correlation of 1 month LIBOR hypothetical loan portfolio against 1 month LIBOR swap rate changes and calculation of R-squared statistic
Prime based floating rate assets	Receive fixed & pay float (Prime) interest rate swaps	Eliminate the variability of cash flows on interest payments received on a specified percentage of a portfolio of float rate loans	Cash flow	Regression: Correlation of bank Prime hypothetical loan portfolio against national Prime swap rate changes and calculation of R-squared statistic	Regression: Correlation of bank prime hypothetical loan portfolio against national Prime swap rate changes and calculation of R-squared statistic
The subsidiary issued non-functional currency fixed rate sub-ordinated debt	Receive fixed & pay fixed cross currency swap	Hedge FX risk associated with anticipated non-functional currency payments	Cash flow	Currency, amount and timing of the payments on the subordinated debt equal to the currency, amount and timing of cross currency swap cash flows	Critical terms matching

4.
Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

In response to the Staff’s comments, TD does use the critical terms method of assessing hedge effectiveness as described in paragraph 65 of SFAS 133 for certain of our hedging strategies (see the response to question 3 above for specifics). With one exception, TD currently uses the critical terms methodology only in cash flow hedging relationships where the hedging instrument is a forward contract. The one exception is the hedging strategy for the non-functional currency fixed rate subordinated debt issuance where the hedging instrument is a currency swap. At the inception of all of our strategies, the critical terms of the hedging instrument and the hedged forecasted transaction are the same. We therefore conclude that changes in cash flows attributable to the risk being hedged will be completely offset by the hedging derivative until such time (if any) that the critical terms do not match, in which case ineffectiveness is measured using one of the methods described in DIG Issue G7 as designated in our hedge documentation at the inception of the hedging relationship. We also perform subsequent assessments on a quarterly basis to verify and document that the critical terms of the hedging instrument and the hedged item have not changed during the period in review. Furthermore, because the assessment of hedge effectiveness in a cash flow hedge involves assessing the likelihood of the counterparty’s compliance with the contractual terms of the derivative designated as the hedging instrument we also assess whether there have been developments regarding the risk of counterparty default.

When designing our hedging strategies we define the critical terms of the hedged item and the hedging instrument and match those terms identically before executing the trade and adopting the critical terms approach. Personnel from our front, middle and back offices work together to ensure that all critical terms have been identified and matched. This group also ensures that the timing of the cash flows, the amount of the cash flows and the currency the cash flows are denominated in under both the hedged item and the forward contract match prior to execution. The critical terms approach is only applied with new forward contracts designated as the hedging instrument in order to ensure that the fair value of the forward contract is zero at inception.

For the fiscal year ended October 31, 2005 TD also used the short-cut method for assuming no ineffectiveness in the fair value hedges of our subordinated debt issuances. TD did not employ the short-cut method as described in paragraph 68 of SFAS 133 for any other hedging strategies. As mentioned in the response to question 3 above the issuance of subordinated debt by TD is not a routine event. As a result the Bank is able to design discreet hedging relationships for each applicable issuance that will comply with the criteria described in paragraph 68. Accounting personnel work with the other members of the team who design and structure the issuance to ensure that we are in a position to execute an interest rate swap that meets the criteria necessary to apply the short-cut method. TD’s hedge documentation for this strategy includes all of the criteria in paragraph 68 and denotes that we are in compliance with each of the criteria. Only new swaps with a fair value of zero at the inception of the transaction are designated in these hedging relationships. The notional of the swap matches the percentage of the principal amount of subordinated debt being issued. The swap is designed such that the fixed rate is the same throughout the term and the variable rate is based on the same index and includes the same constant adjustment or no adjustment. Accounting personnel review the terms of the subordinated debt to ensure that there is no prepayment option in the debt.

(h) Restructuring Costs, page 108

5.	We note your disclosure on page two that at the end of the second quarter of 2005 you made a strategic decision to reposition your global capital markets businesses. Please tell us the following:
	•	The nature of changes planned for your global capital markets, including the length of time over which you expect the repositioning to occur;

In response to the Staff’s comments, TD advises the Staff that the nature of changes for the global capital markets businesses include a shift in TD’s focus away from more complex, less profitable structured derivative products to more mature derivative products and business in which TD has been more profitable. The majority of the change impacts TD’s business outside of North America, as the majority of TD’s complex structured products business was centered in London and Tokyo. The repositioning is substantially complete and the wind down/exit of certain structured derivative products is expected to be completed within the next 12 to 18 months.

•	The steps you have taken and expect to take to reposition these businesses;

In response to the Staff’s comments, the steps that TD has taken and expects to take to reposition these businesses are as follows:

•	In fiscal 2005, TD exited certain structured derivative portfolios.
•	The majority of the front offices personnel dedicated to these businesses have been severed as at January 31, 2006.
•	A small team has been established to facilitate the wind-down/exit of the remaining portfolios over the next 12 to 18 months.

•	The current and prospective financial statement impact on a US GAAP basis;

In response to the Staff’s comments, for the year ended October 31, 2005, for US GAAP purposes, TD recognized a $43 million pre-tax charge ($29 million after-tax) to restructuring costs due to the decision to reposition the global structured products business. The associated restructuring liability as at October 31, 2005 was $19.5 million. On a prospective basis, in Q1 2006 TD recognized an additional $50 million pre-tax ($35 million after-tax) relating to additional employee severance and premises costs. No further restructuring charges are anticipated for this restructuring initiative in fiscal 2006.

Restructuring Costs
(in millions of $CDN)

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Total Oct. 31, 2005	Q1 2006
Pre-Tax	0	22	15	6	43	50
After-Tax	0	15	10	4	29	35

•	How you measure and recognize restructuring costs on a US GAAP basis; and

In response to the Staff’s comments, TD measures and recognizes restructuring costs initiated after December 31,2002 under SFAS 146 and SFAS 88. As such, TD measures the liability for costs associated with exit or disposal activities at fair value when incurred. Specifically, TD recognizes restructuring costs for the following items:
•
One-time termination costs are recognized on the communication date when employees are not required to render service until they are terminated in order to receive the benefit or if they will not be retained beyond the minimum retention period. TD determines if a one-time termination benefit exists when (i) TD senior management approves and commits to a plan of termination (ii) the plan is communicated to employees in sufficient detail to enable them to determine the type and amount of benefit, (iii) the plan specifically identifies the level of reduction in employees, jobs and locations, and the expected completion date,and (iv) the period of time to complete the plan indicates that significant changes to the plan would be unlikely.

•
Lease termination costs are recognized when the lease is terminated in accordance with the contract terms. When the lease is not terminated, the costs are recognized when TD ceases to use the property/asset. The amount recognized is the present value of the difference between the cost of the lease to TD and the estimated sublease revenue, even if TD does not intend to sublease.

If an event occurs that removes TD’s responsibility to settle a liability which was recognized in a prior period, TD reverses the liability.

For the information of the Staff, TD’s restructuring costs recognized in fiscal year ended October 31, 2005 were attributed to employee related costs for severance and termination.

•	The nature of any differences between current Canadian GAAP and US GAAP in accounting for costs associated with the exit of disposal activities.

TD believes that there are no significant differences between current Canadian GAAP and US GAAP in accounting for costs associated with the exit of disposal activities initiated after March 31, 2003.

As specifically requested by the comments contained in the letter of the Staff of the Commission, TD hereby acknowledges that: (i) TD is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) TD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me (416-308-8279) or MaryAnne Pahapill, Chief Accountant of TD (416-307-9386) with any questions you may have or if you wish to discuss the above responses.

Very truly yours,
/s/ Colleen Johnston
Colleen Johnston

cc: Nancy Maloney